1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
__________________________ allison M. fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 17, 2021

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Lauren Hamilton, Staff Accountant

Re:	RiverNorth Opportunities Fund, Inc.
File Nos. 333-225152; 811-22472

Dear Ms. Hamilton:

We are writing in response to the telephonic comment provided on August 3, 2021, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comment and has authorized us to make the response and changes discussed below to the applicable annual reports and other such filings on its behalf.

On behalf of the Fund, set forth below is the SEC staff’s comment along with our response to such comment, as requested.

Comment

Please consider further breaking down the Schedule of Investments on Form N-CSR by the investment strategies of the underlying funds to further align with the information presented in the Management’s Discussion of Fund Performance section of the annual report and the principal investment strategies listed in the prospectus.

Response

We respectfully acknowledge your comment; however, we believe that the current disclosure complies with applicable law and regulation and is appropriate for investors.

*         *         *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai